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                                  EXHIBIT 1(D)


                    DESIGNATION OF PREFERENCE WITH RESPECT TO
                            SERIES A PREFERRED STOCK
                              FILED AUGUST 23, 2000


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                             HEALTH & LEISURE, INC.

                           CERTIFICATE OF DESIGNATION
                                       OF
                      SERIES A CONVERTIBLE PREFERRED STOCK
                            PAR VALUE $.01 PER SHARE


         Pursuant to ss.151(g) of the General Corporation Law, Health & Leisure, Inc., a Delaware corporation (the "Company"), hereby certifies that, pursuant to authority expressly vested in the Board of Directors by the Company's Certificate of Incorporation, the Board of Directors adopted the following resolution on August 17, 2000, creating a series of 10,000,000 shares of preferred stock, $.01 par value, designated as Series A Convertible Preferred Stock.

         WHEREAS, Article FOURTH of the Company's Certificate of Incorporation, as amended by that certain Certificate of Amendment filed May 2, 1988, authorizes the Company to issue 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and further authorizes the Company's Board of Directors to state by resolution, inter alia, the number, designation, dividend rate and conversion privileges of any such Preferred Stock to be issued;

         NOW, THEREFORE, BE IT RESOLVED, that the Designation of Preference for Series A Preferred Stock attached hereto be, and it hereby is, approved, and that the Company's officers be, and they hereby are, authorized and directed to do all such further things as may be necessary or advisable to issue and administer shares of Series A Preferred Stock as provided therein.

         The undersigned hereby acknowledges and certifies to the foregoing as of the date set forth below.


                                             HEALTH & LEISURE, INC.


                                             By:       /s/ Robert M. Feldman
                                                 ------------------------------
                                                   Robert M. Feldman, President
Date:  August 18, 2000


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                            DESIGNATION OF PREFERENCE

         1. NUMBER AND DESIGNATION OF SHARES. The number and designation of shares issued pursuant to this Designation shall be 10,000,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock").

         2. DIVIDENDS.

                  (a) From and after the dates of issuance of any shares of Series A Preferred Stock, each outstanding share of the Series A Preferred Stock shall entitle its holder to receive when, if and as declared by the Board of Directors, but only out of funds legally available for the payment of dividends, dividends at 6% of its par value per annum payable in cash, prior to and in preference to the payment of any dividend or other distribution on the Corporation's common stock, par value $.01 per share (the "Common Stock"). Such dividends, when, if and as declared, shall be payable in one annual installment on the last day of December of each year, to holders of record on the last day of the month preceding the month in which the payment date occurs. Dividends on each share of the Series A Preferred Stock shall be noncumulative and shall not accrue if not declared and paid as provided in this Section 2(a). Dividends payable on a share of the Series A Preferred Stock for any period less than a full annual dividend period shall be computed on the basis of a 365-day year.

                  (b) In the event that the Board of Directors declares a dividend to the holders of shares of Common Stock, the Board of Directors shall at the same time declare for the holders of shares of Series A Preferred Stock, in addition to and not in lieu of any dividend declared pursuant to Section 2(a) hereof, a dividend payable at the same time as the dividend on the Common Stock in an amount for each share of Series A Preferred Stock equal to the dividend that would have been payable on the number of shares of Common Stock into which such shares of Series A Preferred Stock may be converted under Section 4 hereof.

         3.       VOTING.

                  (a) Each share of Series A Preferred Stock shall entitle its holder to vote on all matters submitted to a vote of the stockholders of the Corporation as provided hereinafter.

                  (b) The holders of shares of Series A Preferred Stock and the holders of shares of the Common Stock shall vote together as a single class on all matters submitted to a vote of stockholders of the Corporation except in cases where a separate or an additional vote or consent of the holders of shares of the Series A Preferred Stock, voting separately as a single class from the holders of any other class or series of the Corporation's capital stock, shall be required by the Corporation's Certificate of Incorporation, as amended, or by law.

                  (c) Each share of Series A Preferred stock shall entitle its holder to that number of votes which is equal to the number of shares of Common Stock (including fractions of a share) into which such share of Series A Preferred Stock could be converted in accordance with Section 4 hereof.

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         4. CONVERSION. Each share of Series A Preferred Stock will convert into
22 shares of Common Stock, automatically and without any further action by the corporation or the holder, upon the filing of an amendment to the Corporation's Certificate of Incorporation authorizing a sufficient number of shares of Common Stock to effect such a conversion. Such conversion rate shall be proportionately adjusted upon a stock split, reverse stock split, or other changes in the Corporation's capitalization prior to or concurrent with the filing of such an amendment.

         5. LIQUIDATION RIGHTS

                  (a) Upon the dissolution, liquidation or winding up of the Corporation, each share of Series A Preferred Stock shall entitle its holder to receive any accrued but unpaid dividends declared pursuant to Section 2 of this Designation, together with a pro rata share of the assets of the Corporation available for distribution to stockholders (the "Pro Rata Share"). For purposes of calculating such Pro Rata Share, the Series A Preferred Stock shall be treated as if it had been converted into Common Stock as contemplated in Section 4 hereof. Written notice of such dissolution, liquidation or winding up, stating a payment date, the amount of such payment and the place where payment will be made shall be given by certified mail, postage prepaid, not less than 30 nor more than 60 days prior to the payment date stated therein to the holders of record of the Series A Preferred Stock, such notice to be addressed to each holder at his address as the same appears on the stock register of the Corporation.

                  (b) Neither the sale, lease or other transfer of all or substantially all of the property or business of the Corporation, nor the merger or consolidation of the Corporation into or with any other Corporation or other business entity, nor the merger or consolidation of any other corporation or other business entity into or with the Corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purpose of this Section 5.

                  (c) After the payment to the holders of the shares of the Series A Preferred Stock of the full amounts provided for in this Section 5, the holders of shares of the Series A Preferred Stock, as such holders, shall have no right or claim to any of the remaining assets of the Corporation.

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